Michael P. Rissman
General Counsel
(480) 627-2375
March 30, 2010
Ms. Mindy Hooker
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631
Re:	Republic Services, Inc. Form 10-K for the year ended December 31, 2009 File No. 1-14267
Dear Ms. Hooker:
     We are writing in response to your letter dated March 17, 2010, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K for the year ended December 31, 2009 of Republic Services, Inc. (the “Company”) filed with the Securities and Exchange Commission on February 24, 2010. In that letter, you indicated that the Company must either respond to the Staff’s comments within ten business days or tell you by that time when the Company will provide a response. The Company is carefully considering the Staff’s comments and will provide a response by April 16, 2010.
     Please contact the undersigned at (480) 627-2375 if you have any questions or require additional information.

Sincerely,
/s/ Michael P. Rissman
Name:	Michael P. Rissman
Title:	Executive Vice President, General Counsel and Corporate Secretary

Republic Services, Inc. • 18500 N. Allied Way • Phoenix, Arizona 85054 • (480) 627-2375 / FAX (480) 718-4180